UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-135646-12 333-135646 333-135646-11

LINENS HOLDING CO.

LINENS ’N THINGS, INC.

LINENS ’N THINGS CENTER, INC.

(Exact name of registrant as specified in its charter)

6 Brighton Road

Clifton, New Jersey 07015

(201) 940-7216 or (212) 813-9435

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Senior Secured Floating Rate Notes due 2014 (see Note 1 below)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Thirty (30)

Note 1:  In February 2006, Linens ’n Things, Inc. (“LNT”) and Linens ’n Things Center, Inc. (“Center” and, collectively with LNT, the “Co-Issuers”), each of which are subsidiaries of Linens Holding Co. (“Holding”), issued $650,000,000 aggregate principal amount of Senior Secured Floating Rate Notes due 2014 in a Rule 144A private offering (the “Old Notes”).  In October 2006, the Co-Issuers exchanged all of the Old Notes for identical notes (the “Senior Notes”) registered under the Securities Act of 1933, as amended, pursuant to a Form S-4 (which the Co-Issuers subsequently amended) declared effective by the Securities Exchange Commission (the “Commission”).  The Old Notes and the Senior Notes were each issued under an Indenture, dated as of February 14, 2006, among the Co-Issuers, The Bank of New York, as trustee, and Holding and its other indirect U.S. subsidiaries as guarantors (the “Indenture”).  Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of Holding and the Co-Issuers to file reports under Section 13 of the Exchange Act was suspended commencing with the fiscal year beginning January 4, 2009, because the Senior Notes were held of record by less than 300 persons as of that date.  The duty to file such reports was also suspended on the first day of the 2008 fiscal year for the same reason.  Holding and the Co-Issuers have nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis, pursuant to the terms of the Indenture, which requires the Co-Issuers to make such filings.  On May 2, 2008, Holding and each of its direct and indirect U.S. subsidiaries, including LNT and Center (collectively, the “Debtors”), filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  At such time, Holding and the Co-Issuers ceased their voluntary filings of reports under Section 13 of the Exchange Act, except for Current Reports on Form 8-K, and began modified reporting under the guidance of the Commission’s Staff Legal Bulletin No. 2.  Such modified reporting has included the filing of, in lieu of Forms 10-K and 10-Q, the Monthly Operating Reports (as an exhibit to Form 8-K) that the Debtors filed with the Bankruptcy Court.  On June 15, 2009, the Bankruptcy Court entered an order confirming the Debtors’ Third Amended Joint Plan of Reorganization under Chapter 11 of the Code, as revised (the “Plan”).  On the Effective Date of the Plan (as defined therein), the Senior Notes and the Indenture will be cancelled.  Holding and the Co-Issuers are filing this Form 15 to provide notice of the statutory suspension of their filing obligation and indicate their intention to cease voluntarily filing reports with the Commission under Section 13 of the Exchange Act.  (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LINENS HOLDING CO. LINENS ’N THINGS, INC. LINENS ’N THINGS CENTER, INC.

Date:	June 19, 2009	By:	/s/ MICHAEL F. GRIES
Michael F. Gries, Interim Chief Executive Officer and Chief Restructuring Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.